 Exhibit 99.1

Oncolytics Biotech® Prices Public Offering of Units

CALGARY, May 24, 2017 /CNW/ - Oncolytics Biotech® Inc. (Oncolytics or the Company) (TSX:ONC) (OTCQX:ONCYF) today announced the pricing of an underwritten public offering of 14,300,000 units (Units) at a purchase price of $0.70 per Unit for gross proceeds of $10,010,000 (the Offering). Each Unit will be comprised of one common share (Common Share) of the Company and one common share purchase warrant (Warrant). Each Warrant will entitle the holder thereof to purchase one common share (Warrant Share) in the capital of the Company, for a period of 5 years following the Closing Date of the Offering, at an exercise price of $0.95 per Warrant Share.

The Warrants will be subject to acceleration if the volume weighted average price of the Company's common shares equals or exceeds $2.50 for 15 consecutive trading days following the Closing Date. In connection with this Offering, Oncolytics has granted the underwriters a 30-day option to purchase up to 2,145,000 additional Units to cover over-allotments, if any. The Offering is expected to close on or about June 1, 2017, subject to customary closing conditions (Closing Date).

The Offering will be effected pursuant to a prospectus supplement (the "Prospectus Supplement") to the Company's base shelf prospectus dated February 16, 2016 (together with the Prospectus Supplement, the "Prospectus"), which has been filed with securities regulators in each of the Provinces of Canada, other than Quebec. The Securities may also be offered for sale in the United States or to, or for the account or benefit of, U.S. persons through one or more United States registered broker-dealer(s) appointed by the underwriters as sub-agent(s) pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state laws.

The Offering is subject to a number of conditions, including, without limitation, receipt of approval of the Toronto Stock Exchange.  Oncolytics expects to use the net proceeds from the Offering for, among other things, expanding partnering activities, execution of the clinical development program for metastatic breast cancer and general corporate purposes.

A prospectus supplement and accompanying final base shelf prospectus describing the terms of the proposed offering has been filed with on SEDAR. Copies of the prospectus supplement and accompanying final base shelf prospectus relating to the offering may be obtained from the underwriters. Electronic copies of the prospectus supplement and accompanying final base shelf prospectus will also be available on SEDAR at www.sedar.com.

The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act) or any applicable securities laws of any state of the United States and may not be offered or sold in the United States, or to, or for the account or benefit of, a U.S. person absent such registration or an applicable exemption to such registration requirements.  This press release does not constitute an offer to sell, or the solicitation of an offer to buy, these securities, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale is not permitted, including, but not limited to, the United States.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing REOLYSIN, an immuno-oncology viral-agent, as a potential treatment for a variety of tumor types. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis; immuno-therapy combinations to produce adaptive immune responses; and immune modulator (IMiD) combinations to facilitate innate immune responses.  Oncolytics is currently planning its first registration study in breast cancer, as well as studies in combination with checkpoint inhibitors and IMID/targeted therapies in solid and hematological malignancies. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's expectations related to the Phase 2 clinical trial in prostate cancer and the Phase 1b trial in pancreatic cancers, future trials in these indications, and the Company's belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN  as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of pharmaceuticals, changes in technology, general changes to the economic environment and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should consider statements that include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "projects", "should", or other expressions that are predictions of or indicate future events or trends, to be uncertain and forward-looking. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

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For further information: Oncolytics Investor & Media Contact: Oncolytics Biotech Inc., Michael Moore, Vice President, Investor Relations & Corporate Communications, 858-886-7813, mmoore@oncolytics.ca

CO: Oncolytics Biotech Inc.

CNW 19:24e 30-MAY-17